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FOR IMMEDIATE RELEASE               TSX: COM

CARDIOME RECEIVES FDA APPROVABLE LETTER ON
OXYPURINOL FOR GOUT

Vancouver, Canada, June 24, 2004 Cardiome Pharma Corp (TSX: COM) today announced that it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for oxypurinol for allopurinol-intolerant hyperuricemia (gout). The letter states that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from Cardiome.

The approvable letter follows Cardiome's submission of an NDA package in December of 2003 under sub-part H of the Food and Drug Act. This use of oxypurinol has been declared an orphan indication in the U.S.

"While we are pleased that the FDA agrees that oxypurinol is approvable, we are disappointed with their apparent decision which will at least delay patients gaining commercial access to oxypurinol." said Bob Rieder, President & CEO of Cardiome. "The gout market opportunity is very small and Cardiome is strongly focused on its attractive cardiovascular drug development programs. We will reflect on the FDA comments and meet with the FDA prior to making any final decisions on the future of this NDA or the compassionate-use program."

Cardiome today also confirmed previous guidance regarding potential listing on NASDAQ, initiating Phase 1 studies for oral RSD1235, reporting Phase 3 results from ACT 1 for intravenous RSD1235, and completing enrollment in the Phase 2 OPT-CHF study in the remaining months of 2004.

Gout is a chronic and potentially debilitating disease characterized by painful arthritis attacks that afflicts more than two million patients in the U.S. Allopurinol is an effective treatment for hyperuricemia, accounting for approximately 70% of all gout prescriptions. While allopurinol is well tolerated by most patients, 2-4% of patients develop allergic reactions that require immediate discontinuation of the drug. Some of those patients (estimated at between 2,000 and 10,000 patients) have severe gout-related hyperuricemia and no disease-modifying treatment alternatives. These patients currently suffer painful arthritis attacks, uric acid crystal deposits in joints and skin, and in some cases kidney stones or even kidney failure. Oxypurinol has the potential to successfully treat approximately 70% of this allopurinol-intolerant patient population.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome's lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome initiated two Phase 3 studies, ACT 1 and ACT 2, for intravenous RSD1235 in August of 2003 and March 2004 respectively. Cardiome expects to initiate clinical studies for the chronic oral therapy of AF by the end of 2004.

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Oxypurinol sensitizes cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing this efficiency will improve the clinical outcomes for CHF patients. Oxypurinol is currently in a Phase 2 clinical trial, called OPT-CHF.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Robert Rieder"

President & Chief Executive Officer